August 17, 2020

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Bagley
Lilyanna Peyser
James Giugliano
Theresa Brillant

Re:	DoorDash, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted July 10, 2020
CIK No. 0001792789

Ladies and Gentlemen:

On behalf of our client, DoorDash, Inc. (“DoorDash” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 7, 2020, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 submitted to the Commission on July 10, 2020 (the “Draft Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Draft Registration Statement (“Draft Amendment No. 2”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Draft Amendment No. 2 and a copy marked to show all changes from the version confidentially submitted on July 10, 2020.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement submitted on July 10, 2020), all page references herein correspond to the page of Draft Amendment No. 2.

Securities and Exchange Commission

August 17, 2020

Risk Factors

“Systems failures and resulting interruptions in the availability of our website . . .”, page 29

1.

We note your response to comment 4, and your amended disclosure on page 29; however, your disclosure is not completely responsive to our comment. Please describe the circumstances of the past events described in this risk factor, specifically those that occurred in 2018 and 2019, which resulted in credits of less than $1 million and $12 million to consumers using your platform, respectively.

The Company respectfully advises the Staff that it has revised and added further disclosure on page 30 to address the Staff’s comment.

“We primarily rely on Amazon Web Services to deliver our services . . .”, page 51

2.

We note your response to comment 8, including your assertion that the AWS agreement is not material to you because, “even though the Company’s platform is entirely in the cloud, the Company believes that it could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. While transitioning the cloud infrastructure currently hosted by AWS to alternative providers could potentially be disruptive and the Company may incur significant costs for a short period, it would not cause substantial harm to the Company’s business, financial condition, or results of operations over the longer term.” To provide context for investors regarding the importance of your relationship with AWS, please amend your disclosure to include the substance of your response, quoted above. Alternatively, please file the AWS agreement as an exhibit to your filing.

The Company respectfully advises the Staff that it has revised and added further disclosure on pages 52 and 53 to address the Staff’s comment.

“Our amended and restated bylaws will designate a state or federal court . . .”, page 70

3.

We note your disclosure that the exclusive forum provision in your charter will provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act. Please disclose the extent to which your exclusive forum provision will apply to Exchange Act claims. Further, because a similar exclusive forum provision appears in your current certificate of incorporation, please amend your disclosure to state, if true, that this provision will also appear in your amended and restated charter, and not solely your bylaws.

The Company respectfully advises the Staff that the exclusive forum provision to be provided in the Company’s amended and restated bylaws will not apply to Exchange Act claims and it has revised and added further disclosure on pages 71, 72 and 213 to address the Staff’s comment. The Company further advises the Staff that, at and following the completion of the Company’s initial public offering, an exclusive

Securities and Exchange Commission

August 17, 2020

forum provision will solely be provided in the Company’s amended and restated bylaws and will not also appear in the Company’s amended and restated certificate of incorporation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Attractive Cohort Trends, page 97

4.

We note your presentation of contribution margin as a percentage of Marketplace GOV by cohort. Please expand your disclosure to explain the limitations regarding its usefulness, including that it is not indicative of overall results for the company, it is not a financial measure of profitability and is not intended to be used as a proxy for the profitability of the business, nor does it imply profitability. Additionally, please disclose that it is not an indicator of past or future financial performance.

The Company respectfully advises the Staff that it has revised and added further disclosure on page 95 to address the Staff’s comment.

5.

Here and throughout your filing, you refer to your “category-leading spend retention,” and you define “spend retention” in footnote 9 on to the graphic on page 4 of your filing. Please amend your filing to more prominently disclose the definition of spend retention, including, specifically, where you discuss spend retention as it relates to the historical performance of your cohorts.

The Company respectfully advises the Staff that it has revised and added further disclosure on pages 4, 87, 99, 145, 147 and 149 to address the Staff’s comment.

Our historical consumer cohorts exhibit repeat behavior, which drives an increasing proportion of our Marketplace GOV, page 97

6.

We note your disclosure in footnote 44 that your 2016 & Prior cohort is comprised of all consumers who placed their first order on your platform on or before December 31, 2016. Considering that you were founded in 2013, the 2016 cohort appears to include up to four years of consumers, while subsequent cohorts include only one year of consumers. Therefore, please disclose that results for this cohort are not comparable to the following cohorts, and tell us why you believe it is appropriate to include this cohort in your cohort presentation.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that it believes that the 2016 & Prior cohort is relevant to the cohorts in subsequent years for several reasons. First, the number of consumers that placed their first order on the Company’s platform in 2013, 2014, 2015, and 2016 in the aggregate is smaller than the number of consumers that placed their first order on the Company’s platform in each of the cohorts in subsequent years, as the Company was in its initial stages of growth. Accordingly, the Company believes that disaggregating the 2016 & Prior cohort into four separate cohort years would not provide useful information for investors due to the resulting disparity in the sizes of the cohorts. Further, as disclosed in the Draft Registration Statement, the performance of the 2016 & Prior cohort is similar to, and consistent, with the

Securities and Exchange Commission

August 17, 2020

performance of the cohorts in subsequent years, and accordingly, the Company believes that the performance of the 2016 & Prior cohort accurately reflects the underlying trends of the Company’s business and provides useful information to investors. The Company has revised the disclosure on page 99 to address the Staff’s comment that the results for the 2016 & Prior Cohort are not directly comparable to the following cohorts.

7.

We note your disclosure that the graphic on page 98 “reflects the indexed growth in annual Marketplace GOV by consumer cohort.” However, the indexed growth in annual Market GOV for Y2, Y3, and Y4 is unclear from the graphic. Please revise your graphic or provide additional narrative disclosure explaining what you are trying to show for each cohort.

The Company respectfully advises the Staff that it has revised the graphic on page 100 to address the Staff’s comment.

8.

You disclose that “[t]he increasing proportion of Marketplace GOV from existing consumers improves [y]our operating leverage as the sales and marketing and promotions spend associated with [y]our existing consumers is significantly lower than the spend associated with new consumers.” While your narrative disclosure and graphics in this section show Marketplace GOV by cohort, Marketplace GOV from existing and new consumers, and Contribution Profit (Loss) as a percentage of Marketplace GOV, we were unable to find disclosure quantifying your sales and marketing and promotions spend associated with your new and existing customers, and with each cohort. Considering your disclosure throughout this section that your cohort presentation shows that you have been able to retain and grow consumer demand while normalizing sales and marketing and promotions spend, please provide narrative disclosure and/or graphic disclosure quantifying your sales and marketing and promotions spend per cohort and for new and existing customers.

The Company respectfully advises the Staff that it has revised and added further disclosure on pages 101 and 102 to address the Staff’s comment.

Factors Affecting Our Performance

Cost-effectively attract consumers and increase their engagement, page 100

9.

We note your response to comment 16, and your amended disclosure in the chart on page 96, where you discuss the definition of Adjusted EBITDA. Please amend your filing to more prominently disclose the quantified promotional spend, including where you discuss your reliance on incentives and promotional spend.

The Company respectfully advises the Staff that it has revised and added further disclosure on pages 95 and 99 to address the Staff’s comment.

Securities and Exchange Commission

August 17, 2020

10.

We note your response to comment 17 and your amended disclosure throughout the filing. You disclose that “[c]onsumers that subscribe to DashPass have higher order frequency relative to non-subscribers,” but your response letter states that “[t]hese subscribers could be early adopters and their order frequency may not be representative of future subscriber order frequency as DashPass adoption continues to grow,” and “the average order frequency for DashPass subscribers fluctuates from period to period depending on a number of factors, including the number of non-paying trial users, who generally have lower order frequency.” Further, your response letter states that “the Company believes that providing order frequency for DashPass subscribers could be potentially misleading to investors and would not meaningfully add to an investor’s understanding of the Company’s business.” In this regard, please remove the disclosure about order frequency from your filing, if it is, in fact, misleading. Alternatively, please amend your disclosure in this section to include the substance of your response, quoted above, so investors will be informed of the limitations on your statement that DashPass subscribers have higher order frequency relative to non-subscribers, or quantify the order frequency for each of DashPass and non DashPass consumers.

The Company respectfully advises the Staff that it has revised and added further disclosure on page 104 to address the Staff’s comment.

Comparison of the Years Ended December 31, 2018 and 2019, page 108

11.

Please expand your results of operations discussion to quantify the impact of each factor identified as causing changes in results between periods. For example, we note that operations and support increased as a result of increases in onboarding costs, personnel-related compensation expenses, and allocated overhead. Please quantify the impact of each factor attributing to the increase here, and throughout your comparison discussion in accordance with Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

The Company respectfully advises the Staff that it has revised and added further disclosure on pages 112 through 118 to address the Staff’s comment.

Sales and Marketing, page 109

12.	Please quantify the amount of Dasher referrals and Consumer referrals reflected as sales and marketing expenses in the consolidated statements of operations.

The Company respectfully advises the Staff that it has revised and added further disclosure on page 113 and 117 to address the Staff’s comment.

Securities and Exchange Commission

August 17, 2020

Business

Our Business, page 129

13.

We note your response to comment 19, including that “[w]hile there are some differences in calculating off-premise spend and Marketplace GOV, the Company believes that such differences represent a relatively minor portion of the calculation of each measure, and as such, Marketplace GOV and off-premise spend are generally consistent and comparable measures.” Please amend your filing to clarify for investors that Marketplace GOV and off-premise spend are calculated differently, and to explain why the company believes these metrics are comparable.

The Company respectfully advises the Staff that it has revised and added further disclosure on pages 3, 89 and 148 to address the Staff’s comment.

Non-GAAP Financial Measures

Contribution Profit (Loss), page 213

14.

We note in your response to comments 25 and 26 that you believe revenue is the most directly comparable GAAP measure to Contribution Profit (Loss). Since revenue does not contemplate costs or expenses, it is not the most directly comparable GAAP measure. Please reconcile your Contribution Profit (Loss) non-GAAP measure to a GAAP calculated Gross Profit (Loss).

The Company respectfully advises the Staff that it has revised and added further disclosure on pages 138 and 139 to address the Staff’s comment.

15.	Please tell us whether you commissioned the Edison Trends research referred to throughout your filing. If so, please provide the consent required by Rule 436 and Section 7 of the Securities Act.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the research from Edison Trends in the Draft Registration Statement was derived from purchasing data gathered by Edison Trends as part of its digital commerce analytics product, which purchasing data was not commissioned by the Company and is commercially available.

The Company further submits that the data gathered by Edison Trends does not meet the conditions of Section 7 of the Securities Act of 1933, as amended (the “Securities Act”), and Edison Trends is not an “expert” under Rule 436. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. The Company submits that Edison Trends is not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies such provider as an expert or the statements are purported to be made on the authority of such provider as an “expert.” Accordingly, the Company believes that Edison Trends should not be considered an “expert” within the meaning of Rule 436 and the federal securities laws.

In addition, the Company notes that the consent requirements of Section 7 and Rule 436 are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare

Securities and Exchange Commission

August 17, 2020

a valuation, opinion or other report specifically for use in connection with a registration statement. The underlying data gathered by Edison Trends and used in the Draft Registration Statement was not prepared in connection with the Registration Statement. As a result of the foregoing, the Company submits that Edison Trends is not an expert of the kind whose consent is required to be filed pursuant to Rule 436.

*****

Securities and Exchange Commission

August 17, 2020

Please direct any questions regarding the Company’s responses or Draft Amendment No. 2 to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Tony Xu, DoorDash, Inc.

Prabir Adarkar, DoorDash, Inc.

Keith D. Yandell, DoorDash, Inc.

Tia A. Sherringham, DoorDash, Inc.

Brian E. Brown, DoorDash, Inc.

Rob Moreno, DoorDash, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Shannon R. Delahaye, Wilson Sonsini Goodrich & Rosati, P.C.

Lang Liu, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP

Heidi E. Mayon, Goodwin Procter LLP

Sarah B. Axtell, Goodwin Procter LLP